UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 28, 2024

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 28 February 2024 entitled ‘Update regarding Vodafone Italy’.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

28 February 2024

Update regarding Vodafone Italy

Vodafone Group Plc (“Vodafone”) notes recent media speculation and confirms it is in exclusive discussions with Swisscom AG (“Swisscom”) regarding a potential sale of Vodafone Italy to Swisscom for cash.

Subject to confirming binding transaction documentation, the parties have agreed that Swisscom will acquire Vodafone Italy for an enterprise value of €8 billion on a debt and cash free basis and subject to customary closing adjustments. The enterprise value represents a multiple of c.26x consensus FY24F OpFCF1 and c.7.6x consensus FY24F Adjusted EBITDAaL1.

Vodafone has engaged extensively with several parties to explore market consolidation in Italy and believes this potential transaction delivers the best combination of value creation, upfront cash proceeds and transaction certainty for Vodafone shareholders.

There can be no certainty that any transaction will ultimately be agreed. If required, a further announcement will be made when appropriate.

This communication contains inside information. This is a public announcement pursuant to Article 17 paragraph 1 of the European Market Abuse Regulation (596/2014), including as applied in the UK.

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/news/contact-us
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Person responsible

The person responsible for arranging the release of this announcement on behalf of Vodafone is Maaike de Bie, Group General Counsel and Company Secretary (Tel: +44 (0)1635 33251).

Note to announcement

1. For the 12 month period ending 31 March 2024. Based on company compiled consensus as at February 2024, after adjusting for approximately €176m of group services charges which are not included in EBITDAaL for the purposes of Vodafone segmental reporting and €97m of non-cash items included in EBITDAaL. OpFCF defined as Adjusted EBITDAaL less capital expenditure.

About Vodafone

Vodafone is the largest pan-European and African telecoms company. We provide mobile and fixed services to over 300 million customers in 17 countries, partner with mobile networks in 45 more and have one of the world’s largest IoT platforms. In Africa, our financial technology businesses serve more than 76 million customers across eight countries – managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com, follow us on X (formerly Twitter) at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 28, 2024	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary